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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          IONIC FUEL TECHNOLOGY, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    H728038
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                                 (CUSIP Number)


                                   Ira Sochet
                       9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 23, 1998
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            (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].










                             THERE ARE NO EXHIBITS


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CUSIP NO.  H728038

1.    Name of Reporting Person S.S. or I.R.S. Identification No. of Above
      Person   Ira Sochet                                                    .
             ----------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group
           (a)                            (b)                                .
              ----------------------------   --------------------------------

3.    SEC Use Only                                                           .
                  -----------------------------------------------------------

4.    Source of Funds             PF, OO                                     .
                     --------------------------------------------------------

5.    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(E)                                                           .
                  -----------------------------------------------------------

6.    Citizenship or Place of Organization      United States                .
                                           ----------------------------------

Number of                      7.  Sole Voting Power          319,203        .
Shares                                              -------------------------
Beneficially                   8.  Shared Voting Power          -0-          .
Owned by Each                                         -----------------------
Reporting                      9.  Sole Dispositive Power     319,203        .
Person With                                              --------------------
                              10. Shared Dispositive Power     -0-           .
                                                          -------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
        319,203                                                              .
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12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares                                                                       .
       ----------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)     5.1%            .
                                                        ---------------------
14.   Type of Reporting Person               IN                              .
                              -----------------------------------------------


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         This statement on Schedule 13D (the "Schedule 13D") is filed on behalf of Ira Sochet (the "Reporting Person").

ITEM 1.       SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Ionic Fuel Technology, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801-1622.

ITEM 2.       IDENTITY AND BACKGROUND.

         (a)  Ira Sochet.

         (b)  9350 S. Dixie Highway, Suite 1260, Miami, Florida 33156.

         (c) The Reporting Person is the President and sole shareholder of Sochet & Company, Inc., a registered broker/dealer located at 9350 S. Dixie Highway, Suite 1260, Miami, Florida 33156.

         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)  United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the beneficial ownership of the Reporting Person of 319,203 shares of Common Stock. The aggregate purchase price of the Common Stock beneficially owned by the Reporting Person was approximately $1 million, including commissions. The source of funds for acquiring the foregoing shares of Common Stock was the Reporting Person's personal funds and borrowings pursuant to a margin account maintained by the Reporting Person at Bear Stearns & Co., Inc.

ITEM 4.       PURPOSE OF TRANSACTION.

         This Statement reports the beneficial ownership by the Reporting Person of over 5 percent of the Issuer's outstanding Common Stock. The purpose of the Reporting Person's acquisition of Common Stock was to acquire a significant equity interest in the Issuer as an investment. The Reporting Person intends to review


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his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of his investment in Common Stock. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what he considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on February 9, 1998, the Reporting Person beneficially owned an aggregate of 319,203 shares of Common Stock, which constituted approximately 5.1 percent of the 6,173,433 shares of Common Stock outstanding on September 30, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.


                                             APPROXIMATE PRICE
                       NUMBER OF                 PER SHARE
     DATE           SHARES PURCHASED      (EXCLUDING COMMISSIONS)
     ----           ----------------      -----------------------
   12/03/97             10,000                  $4
   12/09/97              3,000                  $3  7/8
   12/10/97             20,000                  $3  7/8
   01/14/98              3,000                  $3 29/32
   01/21/98             10,000                  $3  1/2
   01/23/98              1,000                  $3  1/2
   02/02/98              5,000                  $3 13/32
   02/03/98              5,000                  $3  5/16


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            (d)  Not applicable.

            (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the standard customer agreement relating to the Reporting Person's margin account described in Item 3, the Reporting Person has no contracts, arrangements, or understandings with any person with respect to any securities of the Issuer.

ITEM 7.          MATERIALS TO BE FILED AS EXHIBITS.

            None

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1998


                                               /S/IRA SOCHET
                                               --------------------------------
                                                         Ira Sochet


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